Zodiac Exploration Inc. Responds to Recent Trading Activity

CALGARY, ALBERTA – September 25, 2013 – Zodiac Exploration Inc. (“Zodiac” or the “Company”) (TSXV:ZEX) announced today that it knows of no reason for the decrease in the Company’s share price or the increased trading volumes in recent days. To the knowledge of Zodiac, there has been no material adverse development or circumstances with respect to the Company’s activities that would explain the decrease in share price or increased trading volumes.

Zodiac is currently in on-going discussions with several companies with respect to Zodiac’s Californian assets.

Zodiac’s management is committed to the success of Zodiac and continues to evaluate other corporate opportunities.

Further information will be issued as and when it becomes available.

About Zodiac:

Zodiac is a well financed Oil & Gas Exploration company with headquarters in Calgary, Alberta and offices in Bakersfield, California. Zodiac’s core assets are located in California's San Joaquin Basin, where Zodiac holds approximately 71,000 net acres of land in the prolific Monterey/Kreyenhagen Oil Shale formations.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For more information, please contact:

Zodiac Exploration Inc.

Peter Haverson

Interim President and Chief Executive Officer

(403) 444-7844

or

John Newman

Chief Financial Officer

(403) 444-7850

www.zodiacexploration.ca

1	Suite 400 /1324 – 17th Avenue S.W. / Calgary, AB / T2T 5S8 / tel: 403.450.7896 / fax: 403.444.7855

 Cautionary Statements

This press release contains certain forward‐looking statements and forward‐looking information (collectively referred to herein as "forward‐looking statements") within the meaning of applicable securities laws. All statements other than statements of historical fact are forward‐looking statements. Forward‐looking statements typically contains words such as "anticipate", "believe", "confirms", "continuous", "estimate", "expect", "may", "plan", "project", "should", "will", or similar words suggesting future outcomes. In particular, this press release contains forward‐looking statements pertaining to the on-going discussions with other parties with respect to Zodiac's Californian assets and corporate opportunities being evaluated.

Forward‐looking information is based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors (many of which are beyond the control of Zodiac) that could cause actual events or results to differ materially from those anticipated in the forward‐looking information. Some of the risks and other factors could cause results to differ materially from those expressed in the forward‐looking information include, but are not limited to: operational risks in exploration, development and production; delays or changes in plans; competition for and/or inability to retain drilling rigs and other services; competition for, among other things, capital, acquisitions of reserves and resources, undeveloped lands, skilled personnel and supplies; risks associated with the uncertainty of resource estimates; governmental regulation of the oil and gas industry, including environmental regulation; geological, technical, drilling and processing problems and other difficulties in producing reserves; the uncertainty of estimates and projections of production, costs and expenses; unanticipated operating events or performance which can reduce production or cause production to be shut in or delayed; incorrect assessments of the value of acquisitions; the need to obtain required approvals from regulatory authorities; stock market volatility; volatility in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; access to capital; and other factors. Additionally, there is no guarantee or certainty that Zodiac's process involving its Californian properties or the evaluation of corporate opportunities will result in a transaction on terms acceptable to Zodiac or at all. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

In addition to other factors and assumptions which may be identified in this press release, assumptions have been made regarding, among other things: the timing and costs of drilling and completion expenditures; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; the ability of the Company to obtain and retain qualified staff, equipment and services in a timely and cost efficient manner; and the general stability of the economic and political environment in which the Company operates. Readers are cautioned that the foregoing list of factors is not exhaustive.

The forward‐looking information contained in this news release is expressly qualified by this cautionary statement. Zodiac does not undertake any obligation to update or revise any forward‐looking statements to conform such information to actual results or to changes in our expectations except as otherwise required by applicable securities legislation. Readers are cautioned not to place undue reliance on forward‐looking information.

2	Suite 400 /1324 – 17th Avenue S.W. / Calgary, AB / T2T 5S8 / tel: 403.450.7896 / fax: 403.444.7855